Pulse Biosciences, Inc.

849 Mitten Road, Suite 104

Burlingame, CA 94010

May 10, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-1
Registration No. 333-208694

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, Pulse Biosciences, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 2:00 p.m. on May 13, 2016, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Pulse Biosciences, Inc

By:	/s/ Brian B. Dow
Brian B. Dow,
Chief Financial Officer